UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June, 2015

Commission File Number 001-36671

Atento S.A.

(Translation of Registrant’s name into English)

4 rue Lou Hemmer, L-1748 Luxembourg Findel

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:   ☒             Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:   ☐             No:   ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:   ☐             No:   ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Results of Annual General Meeting of Shareholders

Atento S.A. (the “Company”) held its 2015 Annual General Meeting of Shareholders (the “Annual Meeting”) on June 1, 2015 at the registered office of the Company, 4 rue Lou Hemmer, L-1748 Luxembourg Findel. A total of 72,023,563 of the Company’s ordinary shares, representing approximately 97.83% of the ordinary shares outstanding and eligible to vote and constituting a quorum, were voted at the Annual Meeting.

The Company’s shareholders approved each of the items submitted for approval at the Annual Meeting, as follows:

•	Approval of the 2014 Management Report and the Company’s individual and consolidated annual accounts for the financial year ended December 31, 2014, with 71,995,096 votes in favor, 1,867 votes against and 26,600 abstentions.

•	Approval of the individual annual accounts of the Company as of December 31, 2014, with 71,993,896 votes in favor, 3,067 votes against and 26,600 abstentions.

•	Approval of the allocation of the Company’s annual results, with 71,990,273 votes in favor, 6,689 votes against and 26,601 abstentions.

•	Approval of the consolidated annual accounts of the Company as of December 31, 2014, with 71,990,273 votes in favor, 6,689 votes against and 26,601 abstentions.

•	Approval of discharge to the members of the Board of Directors, with 71,989,533 votes in favor, 7,429 votes against and 26,601 abstentions.

•	Approval and confirmation of the director co-optation, with 70,953,935 votes in favor, 54,120 votes against and 0 abstentions.

•	Re-election of directors as Class I directors for a term ending at the 2018 annual general meeting of shareholders:

a.	Thomas Iannotti, with 70,953,235 votes in favor, 53,820 votes against and 1,000 abstentions.

b.	Luis Javier Castro, with 70,872,808 votes in favor, 85,247 votes against and 50,000 abstentions.

•	Re-appointment of Ernst & Young, a a société anonyme, as the independent registered public accounting firm and approved independent auditor (réviseurs dentreprises agréés) of the Company, with 72,020,496 votes in favor, 3,067 votes against and 0 abstentions.

•	Approval of the Aggregated Remuneration with respect to the directors of the Company for 2014 and the power granted to the Board of Directors to allocate such amounts between the directors of the Company, with 69,553,101 votes in favor, 2,426,176 votes against and 44,286 abstentions.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ATENTO S.A.

/s/ Mauricio Montilha
Mauricio Montilha Chief Financial Officer

Date: June 2, 2015